Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” and to the use of our report dated July 18, 2014, except for the effects on the consolidated financial statements of the restatement described in Note 2, as to which the date is August 26, 2014, and except for the retroactive effect of the 1 for 2.44 reverse stock split as described in paragraph 4 of Note 2, as to which the date is January 22, 2015, in Amendment No. 1 to the Registration Statement on Form S-1 (No. 333-201220) and related Prospectus of AltheaDx, Inc. dated January 23, 2015 for the registration of shares of its common stock.

/s/ Ernst & Young LLP

San Diego, California

January 22, 2015